Filed by Flex Pharma, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-229666

Subject Company: Salarius Pharmaceuticals, LLC

SEC File No.: 001-36812

Flex Pharma, Inc. intends to send the following communication to its stockholders.

Flex Pharma Announces that ISS and Glass Lewis Recommend Shareholders Vote “FOR” All

Agenda Items relating to Flex’s Strategic Merger with Salarius Pharmaceuticals

BOSTON – June 10, 2019 – Flex Pharma, Inc. (Nasdaq: FLKS) today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis recommend that shareholders vote FOR all agenda items before or at Flex Pharma’s June 14 Special Shareholders Meeting. Flex’s Board of Directors also unanimously recommends voting “FOR” all agenda items as the best way to preserve future shareholder value.

ISS and Glass Lewis are leading U.S. institutional voting advisory services. Salarius Pharmaceuticals, LLC, is a privately held clinical-stage oncology company targeting the epigenetic causes of cancers.

ISS stated:

•	The proposed transaction with Salarius appears to offer FLKS shareholders a better potential outcome than FLKS’ standalone business.

•

The Flex board also ran a reasonably thorough sale process before identifying this transaction as the best available option. The company contacted or was contacted by 184 parties to solicit interest and the company received proposals from 26 parties.

•	The reverse stock split is necessary to avoid delisting of the company’s common stock from the Nasdaq Capital Market. As such, support for this proposal is warranted.

•

In light of the upside potential for Salarius’ leading drug candidate, the reasonably thorough sale process used to evaluate alternative options, the positive market reaction, and the downside risk of rejecting this proposal and continuing with FLKS’ standalone business plan, support for this proposal is warranted.

ALL VOTES ARE IMPORTANT—URGENT ACTION NEEDED BEFORE JUNE 14, 2019

Votes received to date are overwhelmingly “FOR” the agenda items relating to the merger. However, at this time, not enough votes have been cast to allow Flex to complete the merger with Salarius Pharmaceuticals.

All shareholders are urged to vote as soon as possible “FOR” all agenda items by telephone, via the Internet or using the proxy card they received with their proxy materials. For any questions, or assistance in voting shares, or to receive additional copies of the proxy materials, shareholders should call proxy solicitor Innisfree M&A Inc., toll-free at 1 (888) 750-5834.

If Flex Pharma does not complete the merger, it likely will wind-up, which could cause shareholders to lose most of the value of their investment.

About Salarius Pharmaceuticals

Salarius Pharmaceuticals, LLC is a clinical-stage oncology company targeting the epigenetic causes of cancers and is developing treatments for patients that need them the most. The company’s lead candidate, Seclidemstat, is currently in clinical development for treating Ewing sarcoma, for which it has Orphan Drug designation and Pediatric Rare Disease Designation by the U.S. Food and Drug Administration. Salarius believes that Seclidemstat is one of only two reversible inhibitors of the epigenetic modulator LSD1 currently in human trials, and that it could have potential for improved safety and efficacy compared to other LSD1-targeted therapies. Salarius is also developing Seclidemstat for a number of cancers with high unmet need and expects to commence additional clinical studies in 2019 targeting advanced solid tumors, including prostate, breast and ovarian cancers. For more information, please visit salariuspharma.com.

About Flex Pharma

Flex Pharma, Inc. is a biotechnology company that was founded in 2014 by National Academy of Science members Rod MacKinnon, M.D. (2003 Nobel Laureate) and Bruce Bean, Ph.D., recognized leaders in the fields of ion channels and neurobiology, along with Christoph Westphal, M.D., Ph.D.

Additional Information and Where to Find It. This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement / prospectus / information statement, which was declared effective by the SEC on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement / prospectus / information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement / prospectus / information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019 and members of Salarius. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT / PROSPECTUS / INFORMATION STATEMENT REGARDING THE PROPOSED

TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement / prospectus / information statement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction.

You may obtain free copies of the registration statement, definitive proxy statement / prospectus / information statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement and definitive proxy statement / prospectus / information statement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com.

Participants in Solicitation. Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on March 6, 2019, and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement / prospectus / information statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements. Certain statements in this communication constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements reflect Flex’s current views about its plans. Although Flex believes that its plans as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results will be affected by a variety of risks and uncertainties that are beyond its control. Risks and uncertainties include, but are not limited to: inability to complete the proposed transaction; the ability of the proposed transaction to increase stockholder value; and other risks and uncertainties detailed in the risk factors section of Flex Pharma’s registration statement on Form S-4 (File No. 333-229666), Form 10-K and Forms 10-Q  filed with the SEC, as well as other filings Flex Pharma makes with the SEC from time-to-time. Many of these factors that will determine actual results are beyond Flex Pharma’s ability to control or predict. Flex Pharma disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Flex Pharma, Inc.

William McVicar

Chief Executive Officer

(617) 874-1821

wmcvicar@flex-pharma.com

LifeSci Advisors, LLC

Jeremy Feffer

Managing Director

(212) 915-2568

jeremy@lifesciadvisors.com